                                                FILED PURSUANT TO RULE 424(B)(5)
                                                 REGISTRATION NO. 333-86330

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 19, 2002)

                                 $1,000,000,000

                              SUNTRUST BANKS, INC.
                $100,000,000 FLOATING RATE SENIOR NOTES DUE 2007
                   $250,000,000 3.625% SENIOR NOTES DUE 2007
                   $350,000,000 4.000% SENIOR NOTES DUE 2008
                   $300,000,000 4.250% SENIOR NOTES DUE 2009
                               ------------------
     The notes offered hereby will be issued in four series and will have the principal amounts, interest rates and maturity dates as follows: $100,000,000 aggregate principal amount of Floating Rate Senior Notes due October 15, 2007, or the 2007 floating rate notes, $250,000,000 aggregate principal amount of 3.625% Senior Notes due October 15, 2007, or the 2007 fixed rate notes, $350,000,000 aggregate principal amount of 4.000% Senior Notes due October 15, 2008, or the 2008 notes, and $300,000,000 aggregate principal amount of 4.250% Senior Notes due October 15, 2009, or the 2009 notes. In this prospectus supplement, we refer to the 2007 fixed rate notes, the 2008 notes and the 2009 notes collectively as the fixed rate notes, and we refer to the fixed rate notes and the 2007 floating rate notes collectively as the notes. Interest on the fixed rate notes will be payable semiannually on April 15 and October 15, beginning April 15, 2005. Interest on the 2007 floating rate notes will be equal to three-month LIBOR plus 0.08% and will be payable quarterly on January 15, April 15, July 15 and October 15, beginning October 15, 2004. The notes will be issued in denominations of $1,000 and integral multiples of $1,000. The notes rank equally with all our other senior unsecured indebtedness. The notes may not be redeemed prior to maturity and will not be entitled to any sinking fund.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                         2007 Floating Rate Notes     2007 Fixed Rate Notes          2008 Notes                2009 Notes
                         -------------------------   -----------------------   -----------------------   -----------------------
                         Per Note        Total       Per Note      Total       Per Note      Total       Per Note      Total
                         ---------   -------------   --------   ------------   --------   ------------   --------   ------------
Initial Public Offering
  Price................   100.000%   $100,000,000     99.827%   $249,567,500    99.768%   $349,188,000    99.578%   $298,734,000
Underwriting
  Discounts............        --(1)           --      0.150%   $    375,000     0.200%   $    700,000     0.250%   $    750,000
Net Proceeds to
  SunTrust Banks,
  Inc. ................   100.000%   $100,000,000     99.677%   $249,192,500    99.568%   $348,488,000    99.328%   $297,984,000

---------
(1) SunTrust will pay the underwriters a fee of 0.15% ($150,000) of the aggregate principal amount of the 2007 floating notes.

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 6, 2004 to the date of delivery.

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about August 6, 2004.
                               ------------------
                          JOINT BOOK-RUNNING MANAGERS
GOLDMAN, SACHS & CO.                                              MORGAN STANLEY
                               ------------------
NBC CAPITAL MARKETS GROUP, INC.                       SUNTRUST ROBINSON HUMPHREY
August 3, 2004

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE SUCH DATES.

                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT
About This Prospectus Supplement............................     ii
Where You Can Find More Information.........................     ii
SunTrust Banks, Inc.........................................    S-1
Use of Proceeds.............................................    S-2
Certain Regulatory Considerations...........................    S-3
Ratio of Earnings to Fixed Charges..........................    S-5
Description of the Notes....................................    S-6
Underwriting................................................   S-10
Legal Opinions..............................................   S-11
                            PROSPECTUS
About this Prospectus.......................................      2
Where You Can Find More Information.........................      2
Forward-Looking Statements..................................      3
SunTrust Banks, Inc.........................................      5
Use of Proceeds.............................................      5
Ratio of Earnings to Fixed Charges..........................      5
Description of the Debt Securities..........................      6
Plan of Distribution........................................     15
Legal Matters...............................................     17
Experts.....................................................     17

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading "Where You Can Find More Information."

     If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     SunTrust Banks, Inc. ("SunTrust" or "we") files reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like SunTrust, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about SunTrust at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows SunTrust to "incorporate by reference" specified information into this prospectus supplement. This means that SunTrust can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus supplement or the accompanying prospectus. Information furnished under Item 9 or Item 12 of SunTrust's or National Commerce Financial Corporation's ("NCF") Current Reports on Form 8-K is not incorporated by reference into this prospectus supplement. The information incorporated by reference contains important information about SunTrust and NCF and their financial condition.

     The following documents filed with the SEC by SunTrust and NCF are incorporated by reference into this prospectus supplement.

SUNTRUST FILINGS WITH THE SEC

     - Annual Report on Form 10-K for the year ended December 31, 2003;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

     - Current Reports on Form 8-K filed on January 12, 2004 (information filed under Item 5 only), April 8, 2004 (information filed under Item 5 only), May 10, 2004, May 20, 2004 and August 3, 2004. The Current Report on Form 8-K filed by SunTrust on August 3, 2004 contains important information concerning the proposed NCF Merger (See "SunTrust Banks, Inc. -- Merger with National Commerce Financial Corporation" in this prospectus supplement), including, among other things, pro forma financial information which gives effect to the NCF Merger.

NCF FILINGS WITH THE SEC

     - Annual Report on Form 10-K for the year ended December 31, 2003;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

     - Current Report on Form 8-K filed on May 5, 2004 (as amended by Current Report on Form 8-K/ A filed on May 19, 2004).

     All documents and reports filed by SunTrust with the SEC pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of this offering are incorporated by reference into this prospectus supplement. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements; however, information furnished under Item 9 or Item 12 of SunTrust's Current Reports on Form 8-K will not be so incorporated by reference into this prospectus supplement. SunTrust has supplied all information contained or incorporated by reference into this prospectus supplement relating to SunTrust, as well as all pro forma financial information, and NCF has supplied all relevant information relating to NCF.

     We have also filed a registration statement (No. 333-86330) with the SEC relating to the debt securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the debt securities. The registration statement may contain additional information that may be important to you.

                              SUNTRUST BANKS, INC.

     We are a diversified financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. As of March 31, 2004, we had total assets of $125.2 billion, deposits of $80.9 billion and total shareholders' equity of $10.1 billion. Through our flagship subsidiary, SunTrust Bank, we provide deposit, credit and trust and investment services. Additional subsidiaries provide mortgage banking, insurance, asset management, brokerage and capital market services. Our 1,215 retail and specialized service branches and 2,235 ATMs are located primarily in Florida, Georgia, Maryland, South Carolina, Tennessee, Virginia and the District of Columbia.

     Under the long-standing policy of the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources to our subsidiary banks in circumstances where we might not otherwise do so.

     Because we are a bank holding company, our rights and the rights of our creditors, including the holders of any of the debt securities offered by this prospectus supplement and the accompanying prospectus, to participate in the distribution and payment of assets of any of our subsidiaries upon the subsidiary's liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors except to the extent that we may be a creditor with recognized claims against the subsidiary.

     We are incorporated under the laws of the State of Georgia. Our principal executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308. Our general information telephone number is 404-588-7711.

MERGER WITH NATIONAL COMMERCE FINANCIAL CORPORATION

     On May 7, 2004, we entered into an agreement and plan of merger with National Commerce Financial Corporation, or NCF, a registered bank holding company headquartered in Memphis, Tennessee (the "NCF Merger"), pursuant to which the parties agreed that, subject to certain conditions, NCF will merge with and into SunTrust, with SunTrust surviving the merger. NCF provides banking and other financial services through its banking and non-banking subsidiaries. As of March 31, 2004, NCF had consolidated assets of $23 billion and shareholders' equity of $2.8 billion. NCF's primary banking subsidiary is National Bank of Commerce, or NBC. NBC is a national banking association with its main office in Memphis, Tennessee and with its operations headquarters in Durham, North Carolina. In certain markets, NBC operates under the name Central Carolina Bank, or CCB, and Wal-Mart Money Center by National Bank of Commerce. NBC offers commercial and retail banking, savings and trust services through 258 CCB offices located in North Carolina and South Carolina, 24 Wal-Mart Money Centers in Georgia and Tennessee, 183 NBC offices located in Tennessee, Mississippi, Arkansas, Georgia, Virginia and West Virginia, and six El Banco branches in Georgia.

     Under the terms of the definitive merger agreement, NCF shareholders will have the right, subject to proration, to elect to receive cash or SunTrust common stock. Based on the price of SunTrust shares at the close of business on May 7, 2004, the transaction is valued at $33.46 per NCF share, for a total transaction value of $6.9 billion. The total consideration consists of $1.8 billion in cash and approximately 75.4 million SunTrust shares. We intend to use the net proceeds from the sale of the notes offered hereby to fund a portion of the cash portion of the merger consideration to the NCF shareholders in the NCF Merger. The merger will occur if all the conditions to its completion have been satisfied or, if permissible, waived. Currently, we anticipate that the merger will occur in the fourth quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain approval of SunTrust shareholders for the issuance of SunTrust common stock in the merger and approval of the merger agreement by NCF shareholders, at the respective special meetings of shareholders. We must also obtain necessary regulatory approvals. If the merger has not been completed by May 7, 2005, either SunTrust or NCF may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to close by failing to comply with the terms of the merger agreement. We can provide no assurance that the merger will be completed in the time frame discussed above, or at all. In addition, we can provide no assurances that events and uncertainties will not occur which could cause SunTrust not to realize the anticipated benefits from the merger.

RECENT DEVELOPMENTS

     On July 12, 2004, we announced our results of operations for our second fiscal quarter ended June 30, 2004. We reported net income for the second quarter of 2004 of $364.8 million, an increase of 10% from the $330.4 million earned in second quarter of 2003. Additionally, net income per diluted share was $1.29, an increase of 10% from the $1.17 per diluted share earned in the second quarter of 2003. For the first six months of 2004, we reported net income of $723.3 million, an increase of 10% from the same period in 2003. Net income per diluted share was $2.55, an increase of 9% from the first six months of 2003. At June 30, 2004,we had total assets of $128.1 billion. Our equity capital, equal to $10.0 billion, represented 7.8% of total assets at such date. At June 30, 2004, book value per share was $35.49, an increase of 9% from June 30, 2003. For the second quarter of 2004, we reported total interest expense of $315.6 million. Additional information concerning our historical results of operations is contained in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which documents are incorporated by reference into this prospectus.

     On July 15, 2004, NCF announced its results of operations for its second fiscal quarter ended June 30, 2004. NCF reported net income for the second quarter of 2004 (including merger expenses of $7.7 million (after-tax), or $.04 per diluted share, related to the proposed merger with SunTrust) of $85.1 million, or $.41 per diluted share, compared to $71.5 million, or $.35 per diluted share, in the second quarter of 2003, and $90.2 million, or $.44 per diluted share, in the first quarter of 2004. For the first six months of 2004, NCF reported net income, including merger-related expenses, of $175.3 million, or $.85 per diluted share, compared to $135.6 million, or $.66 per diluted share, during the same period of 2003. For its second fiscal quarter ended June 30, 2004, NCF reported total interest expense of $69.5 million. At June 30, 2004, NCF reported total assets of $24.0 billion. Additional information concerning NCF's historical results of operations is contained in NCF's Annual Report on Form 10-K for the year ended December 31, 2003 and NCF's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which documents are incorporated by reference into this prospectus.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the notes offered hereby to fund a portion of the cash portion of the merger consideration to the NCF shareholders in the NCF Merger. Until we use the net proceeds from the sale of the notes, we may temporarily invest the net proceeds in SunTrust Bank deposits, repurchase agreements with SunTrust Bank or short-term marketable securities.

     If the NCF Merger is not completed, we intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include:

     - the repayment of long-term debt;

     - the repayment of short-term debt, including commercial paper;

     - the purchase of equity securities, including repurchase of our common stock pursuant to our on-going stock repurchase plan;

     - investments at the holding company level;

     - investments in, or extensions of credit to, our banking and other subsidiaries and other banks and companies engaged in other financial service activities;

     - possible acquisitions; and

     - the purchase of investment securities.

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to financial holding companies, bank holding companies and banks and provides certain specific information relevant to us. Federal and state regulation of financial organizations such as us is intended primarily for the protection of depositors and the federal deposit insurance funds rather than our shareholders and other creditors. The banking agencies have broad enforcement power over financial holding companies, bank holding companies and banks, including the power to impose substantial fines and other penalties for violations of laws and regulations.

GENERAL

     As a bank holding company and a financial holding company, we are subject to the regulation and supervision of the Board of Governors of the Federal Reserve System. Our primary subsidiary is SunTrust Bank. SunTrust Bank is a Georgia state bank which has branches in Alabama, Florida, Georgia, Maryland, South Carolina, Tennessee, Virginia and the District of Columbia.

     SunTrust Bank is a member of the Federal Reserve System and is regulated by the Federal Reserve and the Georgia Department of Banking and Finance. SunTrust Bank is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of SunTrust Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

     Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may acquire banks located in any other state, subject to certain conditions, including concentration limits. In addition, a bank may establish branches across state lines by merging with a bank in another state, subject to certain conditions.

     Federal law and regulatory policy impose a number of obligations and restrictions on bank holding companies and their depository institution subsidiaries designed to reduce potential loss exposure to the depositors of such depository institutions and to the Federal Deposit Insurance Corporation, or "FDIC", insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent this policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. In the event of the insolvency or receivership of SunTrust Bank, the claims of depositors and general creditors of SunTrust Bank are entitled to a priority of payment over any of our claims or claims of our creditors, including any claims based on any debt SunTrust Bank owes to us.

     Various regulatory bodies regulate and supervise our nonbanking subsidiaries. For example, SunTrust Capital Markets, Inc. is a broker-dealer and investment adviser registered with the SEC and a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., which we refer to as the "NASD". SunTrust Securities, Inc. is also a broker-dealer and investment adviser registered with the SEC and a member of the NASD. Trusco Capital Management, Inc. is an investment adviser registered with the SEC. We also have one limited purpose national bank subsidiary, SunTrust BankCard, N.A., which is regulated by the Comptroller of the Currency.

     On November 12, 1999, financial modernization legislation known as the Gramm-Leach-Bliley Act, which we refer to as the "Act", was signed into law. The Act creates a new type of financial services company called a financial holding company. A bank holding company that elects to become a financial holding company may engage in expanded securities activities, insurance sales and underwriting activities, and other financial activities, and may also acquire securities firms and insurance companies, subject in each case to certain conditions. Securities firms and insurance companies may also acquire banks, subject to certain conditions.

     We became a financial holding company under the Act in March 2000. In order for a financial holding company to remain entitled to take advantage of all of the benefits of financial holding company status, its depository institution subsidiaries must continue to meet applicable capital, management, and Community Reinvestment Act standards.

     In addition to the Act, there have been a number of legislative and regulatory proposals that would have an impact on the operation of bank/financial holding companies and their bank and nonbank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on us.

PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS

     There are various legal and regulatory limits on the extent to which SunTrust Bank may pay dividends or otherwise supply funds to us.

     The principal source of our cash revenues is dividends from our subsidiaries, including SunTrust Bank. Federal and Georgia law limit the payment of these dividends to a certain extent. The Federal Reserve must approve any dividend if the total of all dividends declared by SunTrust Bank in any calendar year exceeds SunTrust Bank's net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of SunTrust Bank's undivided profits without the prior approval of the Federal Reserve and SunTrust Bank's shareholders. The relevant federal and state bank regulatory agencies also have authority to prohibit a bank holding company or a bank from engaging in any activity that, in the opinion of such regulatory agency, constitutes an unsafe or unsound practice in conducting its business. Such regulatory agencies could deem the payment of dividends, depending upon the financial condition of the subsidiary, to constitute such an unsafe or unsound practice.

     Under Georgia law, which also would apply to any payment of dividends by SunTrust Bank to us, the prior approval of the Georgia Department of Banking and Finance is required before any cash dividends may be paid by a state bank if:
(1) total classified assets at the most recent examination of such bank exceed 80% of the Tier 1 capital plus the allowance for loan losses of such bank; (2) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year; or (3) the ratio of Tier 1 capital to adjusted total assets is less than 6%.

     In addition, SunTrust Bank is subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with us and our other subsidiaries. Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.

CAPITAL ADEQUACY

     The Federal Reserve has adopted minimum risk-based and leverage capital guidelines for bank holding companies. The minimum required risk-based capital ratio of qualifying total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. As of March 31, 2004, our total risk-based capital ratio was 12.26% including 8.27% of Tier 1 capital. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. As of March 31, 2004, our leverage capital ratio was 7.65%. Higher risk-based and leverage ratios may apply under certain circumstances. On a pro forma basis for the NCF Merger, assuming the merger had become effective on March 31, 2004, our total risk-based capital ratio as of March 31, 2004 was 10.52%, including 6.91% of Tier 1 capital, and our leverage capital ratio as of March 31, 2004 was 6.21%.

     SunTrust Bank is subject to similar risk-based and leverage capital requirements adopted by the Federal Reserve.

     Failure to meet capital requirements can subject a bank to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator.

     The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends on whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as these terms are defined under regulations issued by each of the federal banking agencies. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels and subjected to the supervisory restrictions applicable to institutions in the lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized.

     An undercapitalized depository institution is subject to restrictions in a number of areas, including asset growth, acquisitions, branching, new lines of business, and borrowing from the Federal Reserve. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan and any such guarantee would be entitled to a priority of payment in bankruptcy. A depository institution is treated as if it is significantly undercapitalized if it fails to submit a capital plan that is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital.

     Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to replace or improve management, to reduce total assets, to cease acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

     - net income plus all applicable income taxes plus fixed charges, by
     - fixed charges.

     Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed. For 1999, the ratio of earnings to fixed charges has been computed excluding extraordinary gains.

                                                                            THREE MONTHS
                                                                                ENDED
                                             YEAR ENDED DECEMBER 31,          MARCH 31,
                                         --------------------------------   -------------
                                         1999   2000   2001   2002   2003   2003    2004
                                         ----   ----   ----   ----   ----   -----   -----
Including interest on deposits.........  1.59   1.51   1.66   1.94   2.28   2.16    2.49
Excluding interest on deposits.........  2.38   2.45   2.62   3.24   3.66   3.53    3.89

                            DESCRIPTION OF THE NOTES

     The following description of the notes (referred to in the accompanying prospectus as the "senior debt securities") supplements, and to the extent inconsistent therewith replaces, the description of the senior debt securities set forth in the accompanying prospectus, to which description reference is hereby made.

GENERAL

     The notes will be issued in an initial aggregate principal amount of $1,000,000,000 in four series. The 2007 floating rate notes will be issued in an aggregate principal amount of $100,000,000 and will mature on October 15, 2007. The 2007 fixed rate notes will be issued in an aggregate principal amount of $250,000,000 and will mature on October 15, 2007. The 2008 notes will be issued in an aggregate principal amount of $350,000,000 and will mature on October 15, 2008. The 2009 notes will be issued in an aggregate principal amount of $300,000,000 and will mature on October 15, 2009. The notes may not be redeemed by us prior to their stated maturity and are not entitled to any sinking fund. The notes will be issued in fully registered form only, without coupons. The notes will be issued pursuant to an indenture dated as of May 1, 1993, between us and J.P. Morgan Trust Company, National Association, as successor in interest to PNC Bank, National Association, as trustee. We refer to this indenture as the senior indenture. The notes constitute four series of senior debt securities under the senior indenture. As discussed below, payment of the principal of, and interest on, the notes of each series represented by a separate global note registered in the name of or held by The Depository Trust Company, or its nominee will be made in immediately available funds to DTC or its nominees, as the case may be, as the registered owner and holder of such global notes.

     We may, without the consent of the holders of the notes, issue additional notes of any series from the four series of notes offered by this prospectus supplement. Any additional notes will have the same ranking, interest rate, maturity date and other terms as the applicable series of notes offered hereby. Any additional notes of any series issued by us, together with the notes of the same series offered by this prospectus supplement, will constitute the same series of debt securities under the senior indenture.

INTEREST

  FIXED RATE NOTES

     The fixed rate notes will bear interest as follows: The 2007 fixed rate notes will bear interest at a rate of 3.625% per annum, the 2008 notes will bear interest at a rate of 4.000% per annum and the 2009 notes will bear interest at a rate of 4.250% per annum, in each case from August 6, 2004 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on April 15 and October 15 of each year, beginning April 15, 2005. If an interest payment date would otherwise fall on a day that is not a business day, such interest payment date will be the following day that is a business day. Interest payable on any interest payment date will be payable to the persons in whose names the notes are registered at the close of business on the April 1 and October 1 next preceding the interest payment date. Interest on the fixed rate notes will be calculated based on a 360-day year consisting of twelve 30-day months.

     If any interest payment date, other than the maturity date, falls on a day that is not a business day, the interest payment date will be the next day that is a business day. If the maturity date of the fixed rate notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on the fixed rate notes or such payment will accrue for the period from and after the maturity date.

  2007 FLOATING RATE NOTES

     The 2007 floating rate notes will bear interest from August 6, 2004 at a rate per annum equal to LIBOR (as defined below) plus 8 basis points, or 0.08%. Interest on the 2007 floating rate notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each an "interest payment date"), beginning October 15, 2004, to the person in whose name the notes are registered at the close of business on the January 1, April 1, July 1 and October 1 next preceding the interest payment date. Interest will be computed based on an actual/360 day count basis. Interest payments for the 2007 floating rate notes will include accrued interest from August 6, 2004 or from the most recent interest payment date to which interest has been paid or provided for, as the case may be, to but excluding the interest payment date or maturity date (except as described below), as the case may be.

     If any interest payment date, other than the maturity date, falls on a day that is not a business day, the interest payment date will be the next day that is a business day, except if that business day is in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date of the 2007 floating rate notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on the 2007 floating rate notes or such payment will accrue for the period from and after the maturity date. The rate of interest on the 2007 floating rate notes will be reset quarterly (the "interest reset period," and the first day of each interest reset period will be an "interest reset date"). The interest reset dates will be January 15, April 15, July 15 and October 15 of each year, beginning October 15, 2004. If any interest reset date falls on a day that is not a business day, the interest reset date will be postponed to the next day that is a business day, except if that business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

     The calculation agent for the floating rate notes is J.P. Morgan Trust Company, National Association, which we refer to as the calculation agent. Upon the request of the holder of any 2007 floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

     The calculation agent will determine the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date, each of which we refer to as an interest determination date. "London banking day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     The interest rate for the 2007 floating rate notes will be based on the London interbank offered rate, which we refer to as LIBOR, and will be determined by the calculation agent as follows:

          (1) As of the interest determination date, LIBOR will be the rate for deposits in U.S. dollars for a period of three months, commencing on the related interest reset date, that appears on Page 3750, or any successor page, on Moneyline Telerate Inc., or any successor service, at approximately 11:00 a.m., London time, on that interest determination date.

          (2) If no such rate appears, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent after consultation with us, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, LIBOR determined on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the related interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on that interest reset date, by three major banks in New York City, as selected by the calculation agent after consultation with us, for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that interest determination date will remain LIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

     Accrued interest on any 2007 floating rate note will be calculated by multiplying the principal amount of the 2007 floating rate note by an accrued interest factor. The accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. The interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date, or if none, the initial interest rate. All percentages used in or resulting from any calculation of the rate of interest on a 2007 floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with .000005% rounded up to .00001%), and all U.S. dollar amounts used in or resulting from these calculations will be rounded to the nearest cent (with one-half cent rounded upward).

REDEMPTION

     The notes are not redeemable prior to maturity and will not be entitled to any sinking fund.

DEFEASANCE AND COVENANT DEFEASANCE

     The defeasance provisions of the senior indenture described under "Description of the Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

BOOK-ENTRY SYSTEM

     The notes of each series initially will be represented by one or more book-entry securities deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except as set forth below, the notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Except in the limited circumstances described under "Description of the Debt Securities -- Book-Entry Securities" in the accompanying prospectus, owners of beneficial interests in the book-entry securities will not be entitled to have notes represented by such book-entry securities registered in their names, will not receive or be entitled to receive physical delivery of such notes in definitive form, and will not be considered the owners or holders thereof under the senior indenture.

     The notes of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the notes will generally not be entitled to have the notes represented by the global note registered in its name and will not be considered the owner under the senior indenture. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of notes. The book-entry system for holding notes eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

     DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

     We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates will be printed and delivered. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary with respect to the notes. In that event, certificates for the notes will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources we believe to be reliable, but we do not take responsibility for the accuracy thereof.

     For additional information regarding the book-entry system, see "Description of the Debt Securities -- Book-Entry Securities" in the accompanying prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by us in immediately available funds or the equivalent. The notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement relating to the notes, we have agreed to sell to each of the underwriters listed below, and the underwriters have agreed to purchase from us, the respective principal amount of each series of notes set forth after their names below at the price to the public less the underwriting discount set forth on the cover page of this prospectus supplement.

                                                     Principal Amount of
                                  ----------------------------------------------------------
                                  2007 Floating    2007 Fixed
Underwriter                        Rate Notes      Rate Notes     2008 Notes     2009 Notes
-----------                       -------------   ------------   ------------   ------------
Goldman, Sachs & Co.............  $ 25,000,000    $ 62,500,000   $ 87,500,000   $ 75,000,000
Morgan Stanley & Co.
  Incorporated..................    45,000,000     112,500,000    157,500,000    135,000,000
SunTrust Capital Markets,
  Inc. .........................    25,000,000      62,500,000     87,500,000     75,000,000
NBC Capital Markets Group,
  Inc. .........................     5,000,000      12,500,000     17,500,000     15,000,000
                                  ------------    ------------   ------------   ------------
  Total.........................  $100,000,000    $250,000,000   $350,000,000   $300,000,000
                                  ============    ============   ============   ============

     The underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all the notes if any notes are purchased. We have been advised by the underwriters that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.100% of the principal amount of the 2007 floating rate notes and the 2007 fixed rate notes, 0.125% of the principal amount of the 2008 notes and 0.150% of the principal amount of the 2009 notes. The underwriters may allow and such dealers may reallow a concession not in excess of 0.05% of the principal amount of the notes. After the initial public offering, the public offering price and such concessions may be changed.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to any payments the underwriters may be required to make in respect thereof.

     In connection with this offering and in compliance with applicable law, the underwriters may sell more than the principal amount of notes shown in the first paragraph above and may effect transactions which stabilize, maintain or otherwise affect the market price of the notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the notes or effecting purchases of the notes for the purpose of pegging, fixing or maintaining the price of the notes or for the purpose of reducing a short position created in connection with the offering. In addition, if the underwriters purchase notes in the open market and the notes purchased can be traced to a particular member of the selling group, the underwriters may require the selling group member in question to purchase the notes in question at the cost price to the underwriters or may recover from (or decline to pay to) the selling group member in question the selling concession applicable to the notes in question. The underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The underwriters may impose a penalty bid. This occurs when a potential underwriter repays to the underwriters a portion of the underwriting discount received by it because the book-running managers have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Each underwriter represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

     Our subsidiary, SunTrust Capital Markets, Inc., is a member of The National Association of Securities Dealers, or the NASD, and will serve as an underwriter in this offering. NBC Capital Markets Group, Inc. is a subsidiary of NCF, is a member of the NASD and will serve as an underwriter in this offering. The underwriting arrangements for this offering comply with Rule 2720 of the NASD. In accordance with those rules, no member of the NASD participating in the underwriting will be permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written approval of the customer. The maximum underwriting compensation to be received in connection with any offering pursuant to the shelf registration will not exceed 8% of the aggregate public offering price of the debt securities.

     Certain of the underwriters may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

     Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our subsidiaries, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. is providing certain financial advisory services to us in connection with the NCF Merger for which it is receiving customary fees.

     The notes are new securities with no established trading market and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of the holders of the notes to sell their notes or at what price holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, and the market for similar securities. We have been advised by the underwriters that they initially intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for us by Raymond D. Fortin, our Senior Vice President, General Counsel and Corporate Secretary, and by King & Spalding LLP. Mr. Fortin will rely upon the opinion of King & Spalding LLP as to matters of New York law. As of June 30, 2004, Mr. Fortin beneficially owned 20,200 shares of our common stock and held exercisable options to purchase 16,400 shares.

     Certain matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has in the past performed, and continues to perform, legal services for us and our subsidiaries and is representing us in connection with the NCF Merger.

PROSPECTUS

                                 $1,300,000,000

                              SUNTRUST BANKS, INC.

                                DEBT SECURITIES

                             ---------------------

     We may offer from time to time up to $1,300,000,000 of debt securities. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DEBT SECURITIES WILL BE OUR UNSECURED OBLIGATIONS, WILL NOT BE SAVING ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF OURS OR ANY OF OUR SUBSIDIARIES AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                 The date of this prospectus is April 19, 2002

                             ABOUT THIS PROSPECTUS

     This prospectus is a part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell debt securities in one or more offerings up to a total dollar amount of $1,300,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities offered by this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 2001;

     - Annual Report on Form 10-K/A for the year ended December 31, 2001;

     - Current Report on Form 8-K dated February 19, 2002; and

     - Current Report on Form 8-K/A dated March 20, 2002.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:
         SunTrust Banks, Inc.
         303 Peachtree Street, N.E.
         Atlanta, Georgia 30308
         (404) 658-4879
         Attention: Gary Peacock, Jr.
                    Senior Vice President

     We have also filed a registration statement (No. 333-86330) with the SEC relating to the debt securities offered by this prospectus. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the debt securities. The registration statement may contain additional information that may be important to you.

     You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell debt securities if it is accompanied by a prospectus supplement. We are only offering these debt securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the federal securities laws. We may also make forward-looking statements in reports filed with the SEC that we incorporate by reference in this prospectus or in the accompanying prospectus supplement. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates" or similar expressions. These statements are based on beliefs and assumptions of our management, and on information currently available to our management.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

     - competitive pressures among depository and other financial institutions may increase significantly;

     - changes in the interest rate environment may reduce margins;

     - changes in general economic or business conditions in the geographic regions and industries in which we operate may lead to a deterioration in credit quality or reduced demand for credit;

     - domestic or international military or terrorist activities or conflicts may adversely impact general economic conditions in affected areas;

     - legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which we are engaged;

     - changes may occur in the securities markets;

     - our competitors may have greater financial resources and develop products that enable them to compete more successfully than we do;

     - our ability to develop competitive new products and services and the acceptance of such products and services by our customers may impact our results of operations;

     - changes in consumer spending and saving habits may impact demand for our products and services;

     - changes in competitors' pricing policies may affect our business;

     - our ability to manage the costs associated with expanding existing distribution channels and developing new ones and to increase revenues from such distribution channels may affect our margins; and

     - the effect of corporate restructurings, mergers, acquisition and/or dispositions on our business, including, without limitation, related charges against our earnings, our ability to successfully integrate acquisitions and our ability to realize expected revenue growth and/or expense savings from such corporate restructurings, mergers, acquisitions and/or dispositions.

     We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

                              SUNTRUST BANKS, INC.

     SunTrust is the ninth largest commercial banking organization in the U.S. with assets of approximately $104.7 billion at December 31, 2001. SunTrust provides a full line of consumer and commercial banking services to more than
5.5 million customers through over 1,100 branches and 1,990 ATMs in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia. SunTrust's primary businesses include traditional deposit and credit services as well as trust and investment services. SunTrust also provides, through various subsidiaries, credit cards, mortgage banking credit-related insurance, discount brokerage and investment banking services. As of December 31, 2001, SunTrust had total deposits of approximately $67.5 billion, discretionary trust assets of approximately $89.5 billion and a mortgage servicing portfolio of approximately $47.6 billion.

     Under the long-standing policy of the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources to our subsidiary banks in circumstances where we might not otherwise do so.

     Because we are a bank holding company, our rights and the rights of our creditors, including the holders of any of the debt securities offered by this prospectus, to participate in the distribution and payment of assets of any of our subsidiaries upon the subsidiary's liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors except to the extent that we may be a creditor with recognized claims against the subsidiary.

     We are incorporated under the laws of the State of Georgia. Our principal executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308. Our general information telephone number is 404-588-7711.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, we will use the net proceeds from the sale of any debt securities for general corporate purposes. These purposes may include the following:

     - the repayment of long-term debt;

     - the repayment of short-term debt, including commercial paper;

     - the purchase of equity securities, including repurchase of our common stock pursuant to our on-going stock repurchase plan;

     - investments at the holding company level;

     - investments in, or extensions of credit to, our banking and other subsidiaries and other banks and companies engaged in other financial service activities;

     - possible acquisitions; and

     - the purchase of investment securities.

     Until we use the net proceeds from the sale of any debt securities, we may temporarily invest the net proceeds in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

     - net income plus all applicable income taxes plus fixed charges, by

     - fixed charges.

Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed. For 1999, the ratio of earnings to fixed charges has been computed excluding extraordinary gains.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1997   1998   1999   2000   2001
                                                              ----   ----   ----   ----   ----
Including interest on deposits..............................  1.60   1.54   1.59   1.51   1.66
Excluding interest on deposits..............................  2.74   2.31   2.38   2.45   2.61

                       DESCRIPTION OF THE DEBT SECURITIES

     As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities and will be issued under one or more separate indentures between us and a trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. We sometimes refer to the senior indenture and the subordinated indenture in this prospectus collectively as the "indentures." Unless the applicable prospectus supplement states otherwise, the trustee under the senior indenture will be J.P. Morgan Trust Company, National Association, as successor in interest to PNC Bank, National Association, and the trustee under the subordinated indenture will be Bank One, N.A., as successor in interest to The First National Bank of Chicago.

     We have summarized selected provisions of the indentures below. The summary is not complete. You should read the following summary together with the applicable indenture to help you understand the terms of the debt securities. The forms of the indentures have been filed as exhibits to the registration statement of which this prospectus forms a part. In the summary below, we have included references to section numbers of the applicable indenture so that you can easily locate these provisions. You can obtain copies of the indentures by following the directions under the caption "Where You Can Find More Information" beginning on page 2 of this prospectus.

GENERAL

     The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture. The indentures also do not limit our ability to incur other debt and do not contain financial or similar restrictive covenants.

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms may include some or all of the following:

     - the title of the debt securities;

     - whether the debt securities are senior debt securities or subordinated debt securities;

     - any limit on the total principal amount of the debt securities;

     - the maturity date or dates of the debt securities;

     - the rate or rates of interest, which may be fixed or variable, per annum at which the debt securities will bear interest, or the method of determining such rate or rates, if any;

     - the date or dates from which interest, if any, will accrue;

     - the dates on which interest will be payable and the related record dates;

     - whether payments of principal or interest will be determined by any index, formula or other method and the manner of determining the amount of such payments;

     - the place or places where the principal of, premium, if any, and interest on the debt securities will be payable if other than the location specified in this prospectus;

     - any redemption dates, prices, rights, obligations and restrictions on the debt securities;

     - any mandatory or optional sinking fund, purchase fund or analogous provisions;

     - the denominations in which the debt securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

     - the portion of the principal amount of the debt securities payable upon the acceleration of the maturity of the debt securities if other than the principal amount;

     - the currency or currency unit in which principal of, premium, if any, and interest will be paid if other than U.S. dollars;

     - whether we will issue the debt securities in permanent global form and the circumstances under which such permanent global debt security may be exchanged;

     - whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities;

     - if such debt securities are senior debt securities, whether the defeasance provisions of the senior indenture will apply to such series of debt securities;

     - any special tax implications of the debt securities;

     - any deletions from, changes in or additions to the events of default or the covenants specified in the applicable indenture; and

     - any other material terms of the debt securities not specified in this prospectus (Section 301).

     We may issue both senior debt securities and subordinated debt securities at a substantial discount below their stated principal amount. We refer to these securities as "original issue discount securities," which means any security that provides for an amount less than its principal amount to be due and payable upon the acceleration of its maturity. We will describe the federal income tax consequences and other special considerations applicable to any original issue discount securities in the applicable prospectus supplement.

     Unless the applicable prospectus supplement states otherwise, we will issue debt securities only in fully registered form, without coupons, and in denominations of $1,000 and any integral multiple thereof. Holders of debt securities will not pay any service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment of a sum sufficient to cover any tax or other government charge payable in connection with such registration or transfer.

PAYMENT; TRANSFER

     Unless the applicable prospectus supplement states otherwise, principal, premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be transferable, at the corporate trust office of SunTrust Bank in Atlanta, Georgia, except that interest may be paid at our option by check mailed to the address of the holder entitled thereto as it appears on the security register. We will have the right to require a holder of any debt security, in connection with any payment on such debt security, to certify information to us or, in the absence of such certification, we will be entitled to rely on any legal presumption to enable us to determine our obligation, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

RANKING

     General. The debt securities will be our direct unsecured obligations. The senior debt securities will rank equally with our other unsecured and unsubordinated indebtedness. The subordinated debt securities will rank junior to all senior indebtedness (as defined below) and, in certain circumstances, to all additional senior obligations (as defined below).

     As of December 31, 2001, we had an aggregate of approximately $1.018 billion of long-term senior indebtedness outstanding and an aggregate of approximately $341 million of short-term senior indebtedness outstanding, which consisted primarily of master notes. As of December 31, 2001, we had no additional senior obligations outstanding. We expect from time to time to incur additional senior indebtedness and additional senior obligations. The indentures do not prohibit or limit the incurrence of additional senior indebtedness or additional senior obligations. As of December 31, 2001, we had an aggregate of approximately $900 million of long-term subordinated debt securities outstanding and an aggregate of $1.450 billion of trust preferred securities outstanding.

     Because we are a holding company, our right and the rights of our creditors, including holders of debt securities, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor of that subsidiary with recognized claims. However, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company or any shareholder or creditor thereof. Our subsidiaries have significant outstanding long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

     In addition, the indentures and the debt securities will not contain any provision that would protect the holders of the debt securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of our company or other event involving us that may adversely affect our credit quality.

     Subordination of the Subordinated Securities. The subordinated debt securities will be subordinate and junior in right of payment to all of our senior indebtedness and, in certain circumstances relating to the dissolution, winding-up, liquidation of or reorganization of our company, to all additional senior obligations (Article 13).

     Under the subordinated indenture "senior indebtedness" means

         (1) all indebtedness of our company for money borrowed, whether now outstanding or subsequently created, assumed or incurred, other than:

     - the subordinated debt securities;

     - any obligation ranking equally with the subordinated debt securities; or

     - any obligation ranking junior to the subordinated debt securities, and

         (2) any deferrals, renewals or extensions of any such senior indebtedness.

     The subordinated indenture defines the term "indebtedness for money borrowed" to mean:

     - any obligation of ours, or any obligation guaranteed by us, for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments; and

     - any deferred obligation for the payment of the purchase price of property or assets acquired other than in the ordinary course of business.

     The subordinated indenture defines "additional senior obligations" to mean all of our indebtedness, whether now outstanding or subsequently created, assumed or incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that additional senior obligations do not include:

         (1) any claims in respect of senior indebtedness; or

         (2) any obligations ranking junior to or equally with the subordinated debt securities.

     As a result of these subordination provisions, no payment on account of the principal of, premium, if any, or interest on the subordinated debt securities may be made if a payment default with respect to senior indebtedness exists and any applicable grace period has expired or the maturity of any senior indebtedness has been accelerated. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to our company as a whole, whether voluntary or involuntary,

         (1) the holders of all senior indebtedness will first be entitled to receive payment in full before the holders of the subordinated debt securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the subordinated debt securities; and

         (2) if after giving effect to the operation of clause (1) above:

     - any assets remain available for payment or distribution in respect of the subordinated debt securities, and

     - creditors in respect of additional senior obligations have not received payment in full;

     then the amounts referred to in the first bullet above will first be applied to pay or provide for the payment in full of all such additional senior obligations before any payment may be made on the subordinated debt securities.

     If the holders of subordinated debt securities receive any payment at a time when they know that all senior indebtedness and additional senior obligations have not been paid in full, then such payment shall be held in trust for the benefit of the holders of senior indebtedness and/or additional senior obligations, as the case may be (Section 1301).

     As a result of these subordination provisions, in the event of our insolvency, holders of subordinated debt securities may recover less, ratably, than holders of senior indebtedness and additional senior obligations. In addition, in the event of insolvency, our creditors that do not hold senior indebtedness or who hold subordinated debt securities may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than holders of the subordinated debt securities.

RESTRICTION ON DISPOSITION OF VOTING STOCK OF CERTAIN SUBSIDIARIES

     Under the senior indenture, we have agreed not to sell, assign, pledge, transfer or otherwise dispose of, or permit the issuance of, or permit a subsidiary to sell, assign, pledge, transfer or dispose of, any shares of voting stock of any subsidiary or any securities convertible into voting stock of any subsidiary which is:

         (1) a principal constituent bank; or

         (2) a subsidiary which owns shares of voting stock or any securities convertible into voting stock of a principal constituent bank.

     Notwithstanding the foregoing, this covenant does not prohibit:

     - any dispositions made by us or any subsidiary (A) acting in a fiduciary capacity for any person other than us or any subsidiary or (B) to us or any of our wholly owned (except for directors' qualifying shares) subsidiaries; or

     - the merger or consolidation of a principal constituent bank with and into a principal constituent bank.

     This covenant also does not prohibit sales, assignments, pledges, transfers or other dispositions of shares of voting stock of a corporation referred to in clause (1) or (2) above where:

         (1) the sales, assignments, pledges, transfers or other dispositions are made, in the minimum amount required by law, to any person for the purpose of the qualification of such person to serve as a director; or

         (2) the sales, assignments, pledges, transfers or other dispositions are made in compliance with an order of a court or regulatory authority of competent jurisdiction or as a condition imposed by any such court or authority to the acquisition by us, directly or indirectly, of any other corporation or entity; or

         (3) in the case of a disposition of shares of voting stock or any securities convertible into voting stock of a principal constituent bank, or sales of voting stock or any securities convertible into voting stock of any subsidiary included in clause (2) above, the sales, assignments, pledges, transfers or other dispositions are:

     - for fair market value as determined by our board of directors or the board of directors of the subsidiary disposing of such shares or securities; and

     - after giving effect to such disposition and to any potential dilution (if the shares or securities are convertible into voting stock), we and our directly or indirectly wholly owned subsidiaries will own directly not less than 80% of the voting stock of such principal constituent bank or subsidiary; or

         (4) a constituent bank sells additional shares of voting stock to its shareholders at any price, so long as immediately after such sale we own, directly or indirectly, at least as great a percentage of the voting stock of such constituent bank as we owned prior to such sale of additional shares; or

         (5) a pledge is made or a lien is created to secure loans or other extensions of credit by a constituent bank subject to Section 23A of the Federal Reserve Act (Section 1005).

Any constituent bank that has total assets equal to more than 15% of the total assets of all constituent banks is defined in the senior indenture to be a principal constituent bank (Section 101). As of December 31, 2001, SunTrust Bank was the only constituent bank that is a principal constituent bank under the senior indenture.

     The subordinated indenture does not contain the foregoing covenant.

EVENTS OF DEFAULT

     Definition. Under the indentures, the following events will constitute an event of default with respect to debt securities of any series:

         (1) we fail for 30 days to pay any interest on any debt security of that series when due and payable;

         (2) we fail to pay principal of or any premium on any debt security of that series when due;

         (3) we fail to deposit any sinking fund payment in respect of any debt security of that series when due;

         (4) we fail to perform any other covenant in the applicable indenture (other than a covenant included in such indenture solely for the benefit of series of debt securities other than that series), for 90 days after written notice as provided in the applicable indenture;

         (5) a decree or order for relief in respect of our company is entered by a court having jurisdiction in an involuntary case under federal or state bankruptcy laws, and continues unstayed and in effect for 60 consecutive days;

         (6) we commence a voluntary case under federal or state bankruptcy laws or consent to the entry of a decree or order for relief in an involuntary case under any such law; and

         (7) any other event of default provided with respect to debt securities of that series (Section 501).

     Remedies.  If an event of default:

     - with respect to senior debt securities of any series occurs and is continuing, or

     - described in clause (5) or clause (6) with respect to subordinated debt securities of any series occurs and is continuing,

then either the relevant trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare by notice in writing to us the principal amount (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 502).

     Accordingly, unless the applicable prospectus supplement states otherwise, the payment of the principal of the subordinated debt securities may be accelerated only upon the occurrence of an event of default described in clause
(5) or clause (6) of the preceding paragraph and may not be accelerated upon a payment or covenant default. In the event of a payment or covenant default with respect to subordinated debt securities, the trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce the payment of any amount due or the performance of such covenant or any other proper remedy (Section 503). Under certain circumstances, the trustee may withhold notice to the holders of the subordinated debt securities of a default if the trustee determines in good faith that the withholding of such notice is in the best interest of such holders, and the trustee shall withhold such notice for certain defaults for a period of 30 days (Section 602).

     Obligations of Trustee. The indentures provide that, subject to the duty of the relevant trustee during an event of default to act with the required standard of care, such trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders, unless such holders shall have offered to such trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the relevant trustee, or exercising any trust or power conferred on such trustee, with respect to the debt securities of that series. However, such trustee may decline to act if the holders' direction is contrary to law or the applicable indenture, would unduly prejudice the right of other holders or would involve such trustee in personal liability (Section 512).

     No holder of any debt security of any series will have any right to institute any proceeding with respect to the applicable indenture, or for the appointment of a receiver or trustee or for any remedy, unless:

     - such holder has given the relevant trustee written notice of a continuing event of default with respect to the debt securities of that series;

     - the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the relevant trustee to institute such proceeding as trustee;

     - such trustee has not received an inconsistent direction from the holders of a majority in principal amount of the outstanding debt securities of that series; and

     - the trustee has failed to institute the requested proceeding within 60 days (Section 507).

However, the holder of any debt security will have an absolute right to receive payment of the principal of, premium, if any, and interest on such debt security on the due dates expressed in such debt security and to institute suit for the enforcement of any such payment (Section 508).

     Under the indentures we must furnish to the relevant trustee annually a statement regarding our performance of certain of our obligations under the applicable indenture and as to any default in such performance (Senior Indenture
Section 1006; Subordinated Indenture Section 1005).

DEFEASANCE AND COVENANT DEFEASANCE

     The senior indenture provides that, to the extent indicated in the applicable prospectus supplement, we may deposit in trust with the relevant trustee cash and/or government securities in an amount sufficient, without reinvestment, to pay all sums due on any series of senior debt securities. If we make this deposit, then, at our option, we:

         (1) will be deemed to have satisfied and paid all of our obligations in respect of the senior debt securities of that particular series; or

         (2) will not need to comply with certain restrictive covenants contained in the senior indenture and the occurrence of a covenant default will no longer be an event of default with respect to such series of senior debt securities, which we refer to as "covenant defeasance."

     Such a trust may only be established if, among other things,

     - no event of default exists or occurs as a result of such deposit; and

     - we deliver an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit.

     If we exercise our covenant defeasance option with respect to any series of senior debt securities and the maturity of that series is accelerated upon an event of default, the amount of cash and government securities on deposit with the trustee may not be sufficient to pay amounts due on such senior debt securities at the time of the acceleration. However, we will remain liable with respect to such payments (Article 13).

     The subordinated indenture does not contain defeasance and covenant defeasance provisions.

MODIFICATION AND WAIVER

     We and the relevant trustee may modify and amend the applicable indenture with the consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment. However, we may not, without the consent of the holder of each debt security affected:

     - change the maturity date of the principal of, or interest on, any debt security,

     - reduce the principal amount of, or any premium or rate of interest on, any debt security,

     - reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof,

     - change the place or currency of payment of principal of, or any premium or interest on, any debt security,

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security, or

     - reduce the percentage in principal amount of outstanding debt securities of any series required to modify or amend either indenture or to waive compliance with certain provisions of, or defaults under, either indenture (Section 902).

     The holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the applicable indenture. (Senior Indenture Section 1007; Subordinated Indenture Section 1006).

     The holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture, except:

     - a default in the payment of principal of, or any premium or interest on, any debt security of that series; or

     - a default in respect of a covenant or provision which under such indenture cannot be modified or amended without the consent of the holder of each debt security of the series affected (Section 513).

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

     We may consolidate with or merge into, or transfer our assets substantially as an entirety to, any corporation organized under the laws of the U.S., any state thereof or the District of Columbia, provided that:

     - the successor corporation assumes our obligations on the debt securities and under the indentures,

     - after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have occurred and be continuing, and

     - certain other conditions are met (Section 801).

TRUSTEES

     Either or both of the trustees may resign or be removed with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to such series (Section 610). In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the related indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the "trustee" may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee (Section 611).

     In the normal course of business, we and our subsidiaries conduct banking transactions with the trustees and/or their affiliates, and the trustees and/or their affiliates conduct banking transactions with us and our subsidiaries.

BOOK-ENTRY SECURITIES

     We may issue debt securities in the form of one or more book-entry securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement (Section 301). In such a case, we will issue one or more book-entry securities in denominations equal to the portion of the aggregate principal amount of debt securities of the series to be represented by such book-entry securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a book-entry security may not be transferred except as a whole by the depositary for such book-entry security to its nominee or by its nominee to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of such successor (Section 305).

     The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a book-entry security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a book-entry security, the depositary for such book-entry security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such book-entry security to the accounts of persons that have accounts with such depositary, which we refer to as "participants." Such accounts will be designated by the underwriters or agents with respect to such debt securities or by us if we offer and sell such debt securities directly. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to other persons, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as "indirect participants." Persons who are not participants may beneficially own book-entry securities held by the depositary only through participants or indirect participants.

     Ownership of beneficial interests in any book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee with respect to interests of participants for such book-entry security and on the records of participants with respect to interests of indirect participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the depositary's book-entry system, may impair the ability to transfer beneficial interests in a book-entry security.

     So long as the depositary or its nominee is the registered owner of a book-entry security, the depositary or such nominee will be considered the sole owner or holder of the debt securities represented by such book-entry security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in debt securities represented by book-entry securities will not be entitled to have debt securities represented by such book-entry security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form, and will not be considered the owners or holders thereof under the applicable indenture.

     Payments of principal of, premium, if any, and interest on debt securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the book-entry security representing such debt securities. We expect that the depositary or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the book-entry security for such debt securities, as shown on the records of such depositary or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in such book-entry security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name", and will be the responsibility of such participants and indirect participants. Neither we, the trustee, any authenticating agent, any paying agent, nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a book-entry security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests (Section 311).

     If the depositary for debt securities of a series notifies us that it is unwilling or unable to continue as depositary or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we have agreed to appoint a successor depositary. If we have not appointed a successor within 90 days, we will issue debt securities of such series in definitive registered form in exchange for the book-entry security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine that the debt securities of any series issued in the form of one or more book-entry securities shall no longer be represented by such book-entry security and, in such event, will issue debt securities of such series in definitive registered form in exchange for such book-entry securities. Further, if we so specify with respect to the debt securities of a series, we may issue debt securities in definitive registered form in exchange for book-entry securities if an event of default, or an event which with notice, lapse of time or both would be an event of default with respect to the debt securities of such series has occurred and is continuing. In any such instance, an owner of a beneficial interest in a book-entry security will be entitled to physical delivery of debt securities in definitive registered form of the series represented by such book-entry security which are equal in aggregate principal amount to such beneficial interest and to have such debt securities registered in its name (Section 305).

                              PLAN OF DISTRIBUTION

     We may sell any series of debt securities:

     - through underwriters or dealers;

     - through agents; or

     - directly to one or more purchasers.

     Any such underwriters, dealers or agents may include any of our broker-dealer subsidiaries, including SunTrust Capital Markets, Inc. and SunTrust Securities, Inc.

     The distribution of the debt securities may be effected from time to time in one or more transactions:

     - at a fixed price or prices, which may be changed from time to time;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices.

     For each series of debt securities, the prospectus supplement will set forth the terms of the offering including:

     - the initial public offering price;

     - the names of any underwriters, dealers or agents;

     - the purchase price of the debt securities;

     - our proceeds from the sale of the debt securities;

     - any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

     - any discounts or concessions allowed or reallowed or repaid to dealers;
       and

     - the securities exchanges on which the debt securities will be listed, if any.

     If we use underwriters in the sale, they will buy the debt securities for their own account. The underwriters may then resell the debt securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all the debt securities offered if they purchase any debt securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the debt securities in accordance with applicable law.

     If we use dealers in the sale, we will sell debt securities to such dealers as principals. The dealers may then resell the debt securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of debt securities in any state that does not permit such an offer.

     Underwriters, dealers and agents that participate in the debt securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the debt securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

     We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the debt securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

     The debt securities will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, will not be listed on any exchange. It has not presently been established whether the underwriters, if any, of the debt securities will make a market in the debt securities. If the underwriters make a market in the debt securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities.

     Our broker-dealer subsidiaries are members of the NASD and may participate in distributions of debt securities. Accordingly, offerings of debt securities in which our broker-dealer subsidiaries participate will conform with the provisions of Rule 2720 of the Conduct Rules of the NASD.

     This prospectus, together with any applicable prospectus supplement, may also be used by any of our broker-dealer subsidiaries in connection with offers and sales of debt securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of our broker-dealer subsidiaries, including SunTrust Capital Markets, Inc. and SunTrust Securities, Inc., may act as principal or agent in such transactions. None of our broker-dealer subsidiaries has any obligation to make a market in any of the debt securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

     Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the debt securities will be passed upon for us by Raymond D. Fortin, Senior Vice President, General Counsel and Secretary, and by King & Spalding, and for any underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. As of April 12, 2002, Mr. Fortin beneficially owned 7,800 shares of our common stock and 20,800 restricted shares, and held options to purchase 28,400 shares.

                                    EXPERTS

     The audited consolidated financial statements of SunTrust Banks, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

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                                 $1,000,000,000

                              SUNTRUST BANKS, INC.

                $100,000,000 FLOATING RATE SENIOR NOTES DUE 2007
                   $250,000,000 3.625% SENIOR NOTES DUE 2007
                   $350,000,000 4.000% SENIOR NOTES DUE 2008
                   $300,000,000 4.250% SENIOR NOTES DUE 2009

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 AUGUST 3, 2004

                  (INCLUDING PROSPECTUS DATED APRIL 19, 2002)

                                  ------------

                          JOINT BOOK-RUNNING MANAGERS

GOLDMAN, SACHS & CO.                                              MORGAN STANLEY
                               ------------------
NBC CAPITAL MARKETS GROUP, INC.                       SUNTRUST ROBINSON HUMPHREY

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